EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

WADDELL & REED ADVISORS FUNDS

Supplement dated July 28, 2017 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2016

and as supplemented December 29, 2016, January 31, 2017, April 10, 2017, May 18, 2017 and July 14, 2017

The following replaces in its entirety the second footnote following the table under the “Fees and Expenses” section on pages 3, 8, 12, 17, 21, 25, 30, 34, 38, 50, 55 and 60:

With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 at the start of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20.

The following replaces the first sentence of the first paragraph of the “Your Account — Buying Shares — Low Balance Fee” section on page 105:

For Class A and Class C shares, if your account balance falls below $650 (per Fund) at the start of business on the Friday prior to the last full week of September of each year, your account will be assessed an account fee of $20 for each Fund whose Fund account balance is below $650 at the time of the assessment.

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WADDELL & REED ADVISORS FUNDS

Supplement dated September 29, 2017 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2016

as supplemented December 29, 2016, January 31, 2017, April 10, 2017, May 18, 2017, July 14, 2017,

July 28, 2017 and August 11, 2017

Class C to Class A Conversions:

Effective January 1, 2018, Class C shares, and any reinvested dividends and other distributions paid on such shares, will automatically convert to Class A shares, on a monthly basis, ten years after the end of the month in which the shares were purchased. The initial Class C conversion will occur on or around January 12, 2018 when all Class C shares purchased prior to January 1, 2008 will be converted to Class A shares.

Effective January 1, 2018, the following replaces the “General Comparison of Class A, Class B and Class C Shares” table in the “Your Account — Choosing a Share Class” section on page 94 (the footnotes remain unchanged):

General Comparison of Class A, Class B, Class C and Class T Shares
Class A	Class B1	Class C
Initial sales charge	N/A	No initial sales charge
1.00% deferred sales charge[2]	Deferred sales charge on shares you sell within six years after purchase	A 1% deferred sales charge on shares you sell within 12 months after purchase
Maximum distribution and service (12b-1) fees of 0.25%	Maximum distribution and service (12b-1) fees of 1.00%	Maximum distribution and service (12b-1) fees of 1.00%

General Comparison of Class A, Class B, Class C and Class T Shares
Class A	Class B1	Class C
	Converts to Class A shares eight years from the month in which the shares were purchased, thus reducing future annual expenses	Effective January 1, 2018, converts to Class A shares ten years from the month in which the shares were purchased, thus reducing future annual expenses
For an investment of $1 million or more, only Class A shares are available		Shareholders investing $1 million or more may not purchase Class C shares. Such requests to purchase Class C shares will automatically be treated as a request to purchase Class A shares

Effective January 1, 2018, the following replaces the last sentence of the first paragraph in the “Your Account — Choosing a Share Class — Class C Shares” section on page 98:

Class C shares, and any reinvested dividends and other distributions paid on such shares, automatically convert to Class A shares, on a monthly basis, ten years after the end of the month in which the shares were purchased. Such conversion will be on the basis of the relative NAVs per share, without the imposition of any sales load, fee or other charge. The conversion from Class C shares to Class A shares is not considered a taxable event for Federal income tax purposes.